January 16, 2013

VIA EMAIL AND COURIER

Larry Spirgel, Assistant Director

Jessica Plowgian, Attorney-Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tsingda eEDU Corporation Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 30, 2012 File No. 000-52347

Dear Mr. Spirgel:

Tsingda eEDU Corporation (the “Company”, “we”, “our”, “us”, or “Tsingda”) is electronically transmitting hereunder proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated December 21, 2012, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed on March 30, 2012. A marked version of the proposed Amendment No. 3 (“Amendment No. 3”) to the Form 10-K filed on December 3, 2012 (“Amendment No.2”) is enclosed herewith reflecting all changes from Amendment No. 2. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Corporate Structure and Related Agreements, page 2

1.	Please add footnote disclosure to clarify which corporate entities are parties to your franchise agreements. In addition, please tell us whether any of the shareholders, officers, directors or other affiliates of Tsingda eEDU, Tsingda Management or Tsingda Education are franchisees or officers, directors, beneficial holders or in any other way, a related party of any of your franchised locations. If they are, please disclose the number of franchises such parties control.

We have added the following disclosure on page 6 under the heading Learning Centers in response to the Staff's comment:

“Tsingda Education is the party to all of the franchise agreements.

None of the shareholders, officers, directors or other affiliates of Tsingda eEDU, Tsingda Management or Tsingda Education is a franchisee or officer, director, beneficial holder or in any other way, a related party of any of our franchised locations.”

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel, Adam Mimeles Esq., at (212) 370-1300.

Very truly yours,

/s/ Chungmai Kang

Chungmai Kang